FORM 3

                  U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

          INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of
       1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person*

     JNC Opportunity Fund Ltd.
     (Last)         (First)        (Middle)


     c/o Olympia Capital (Cayman) Ltd., Williams House, 20 Reid Street
                    (Street)

     Hamilton       Bermuda        HM11
     (City)         (State)        (Zip)

2.   Date of Event Re-
     quiring Statement
     (Month/Day/Year)

     December 1, 1999

3.   IRS or Social Se-
     curity Number of Reporting Person
     (Voluntary)

4.   Issuer Name and Ticker or Trading Symbol

     IAT Multimedia, Inc. (IATA) (the "Company")

5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     _____ Director                __X__ 10% Owner

     _____ Officer  (give          _____ Other (specify
               title below)                     below)


6.   If Amendment, Date of Original

     (Month/Day/Year)

7.   Individual or Joint/Group Filing (check applicable line)

          Form filed by One Reporting Person
  ---

   X      Form filed by more than One Reporting Person
  ---

                                      Table 1 - Non-Derivative Securities Beneficially Owned

                              2. Amount of Securities       3. Ownership Form: Direct     4. Nature of Indirect
1.  Title of Security            Beneficially Owned            (D) or Indirect (I)           Beneficial Ownership
    (Instr. 4)                   (Instr. 4)                    (Instr. 5)                    (Instr. 4)


Common Stock, $.01 par
 value ("Common Stock")            1,872,982(1)                            D                        I(2)






* If the form is filed by more than one Reporting Person, see Instruction 5(b)(v).                                         (Over)
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.       SEC 1473(7-96)


(1)  Does not include (i) 578,763 shares of Common Stock issuable to JNC Opportunity Fund, Ltd. ("JNC") upon conversion of
     $683,062 principal amount of the Company's Series A 5% Convertible Debentures, due June 19, 2001, owned by JNC and (ii)
     35,300 shares of Common Stock issuable to JNC upon the exercise of a warrant issued to it by the Company. The ability to receive such shares of Common Stock upon such conversions and exercises is contingent upon the Company amending its certificate of incorporation in order to increase the number of authorized shares of Common Stock.

2.   Encore Capital Management, L.L.C., a Delaware limited liability company located at 12007 Sunrise Valley Drive, Suite 460,
     Reston, VA 20191 ("Encore"), has indirect beneficial ownership over all of the securities indicated on this Form 3 since, as investment advisor to JNC, it has shared dispositive and voting power with respect to the securities indicated on this Form
     3.  Encore also serves as investment advisor to JNC Strategic Fund Ltd., a Cayman Islands corporation ("Strategic"), which holds (i) 2,000 shares of the Company's Series B Preferred Stock upon the conversion of which, and subject to the condition hereafter described, the Company is obligated to issue 198,255 shares of Common Stock and (ii) a warrant upon the exercise of which, and subject to the condition hereafter described, the Company is obligated to issue up to 23,529 shares of Common
     Stock.  The ability to receive such shares of Common Stock upon such conversions and exercises is contingent upon the Company amending its certificate of incorporation in order to increase the number of authorized shares of Common Stock.

                                                            Page 1 of 2

                            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative   2. Date Exercisable and  3. Title and Amount of                      5. Ownership
   Security (Instr. 4)      Expiration Date          Securities Underlying                       Form of Deri-
-----------------------    (Month/Day/Year)          Derivative Security                         vative Sec-   6. Nature of
                           ____________________      (Instr. 4)             4. Conversion or     urity: Dir-      Indirect
                                                    ------------------------   Exercise Price    ect (D) or In    Beneficial
                           Date Exer-  Expiration           Amount or Number   of Derivative     Direct (I)       Ownership
                           cisable     Date(2)       Title     of Shares       Security(4)        (Instr. 5)      (Instr. 5)
                           ----------  ----------    ------- ---------------- ---------------  --------------  ------------

Series A 5% Convertible     6/19/98     6/19/01     Common      578,763(3)      $1.1802             D              I(4)
 Debentures                                         Stock
Warrant                     6/19/98     6/19/02     Common       35,300(3)      $13.45              D              I(4)
                                                    Stock

Explanation of Responses

(3)  The ability to receive such shares of Common Stock upon conversions and exercises of such debentures and warrant, respectively, is, contingent upon the Company amending its certificate of incorporation in order to increase the number of authorized shares of Common Stock.

4.   Encore has indirect beneficial ownership over all of the securities indicated on this Form 3 since it acts as investment advisor to JNC.
                                                                           JNC Opportunity Fund Ltd.
**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations.                                          /s/ Neil T. Chau                     December 8, 1999
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                             ---------------------------         -----------------
                                                                           Name:  Neil T. Chau                  Date
                                                                           Title: Director

Note: File three copies of this form, one of which must be manually signed.  If space provided is insufficient,
      See Instruction 6 for procedure.                                                                             SEC 1473 (7-96)
                                                            Page 2 of 2